Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

November 30, 2015

Via EDGAR
Tiffany Piland Posil
Special Counsel, Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:                             Central GoldTrust
Schedule TO-T/A filed by Sprott Asset Management LP, et al.
Filed November 23, 2015
 File No. 005-87886

Dear Ms. Posil:

On behalf of our clients, Sprott Asset Management LP (the “Manager”), Sprott Asset Management Gold Bid LP (the “Gold Offeror”), Sprott Asset Management Gold Bid GP Inc. and Sprott Physical Gold Trust (“PHYS” and, collectively, “Sprott”), who commenced an offer (the “Gold Offer”) to purchase all of the issued and outstanding units of Central GoldTrust, in exchange for units of PHYS, we hereby convey the following responses to the comment letter dated November 25, 2015 of the staff of the Securities and Exchange Commission (the “Commission”) relating to the Notice of Variation filed by Sprott in connection with the Gold Offer.  Capitalized terms have the meanings given to them in the Gold Offeror’s offering documents.  For ease of reference, the Staff’s comments are printed below in italics and followed by Sprott’s responses.

1.              Please confirm that disclosure throughout the offering documents, including the letter of transmittal, is consistent with disclosure included in the new section, November 4th Notice of Variation and Related Power of Attorney, added pursuant to the amendment filed on November 23, 2015.  For example only, please confirm whether the Special Resolutions to be considered at the meeting of GTU Unitholders are the same Special Resolutions set forth on page 57 of the Original Offer and Circular and the Special Resolutions set forth in Appendix A to the Letter of Transmittal filed with the Original Offer and Circular.

Response to Comment 1:  We confirm that the disclosure throughout the offering documents, including the letter of transmittal, is consistent with the disclosure in the new section, November 4th Notice of Variation and Related Power of Attorney, added pursuant to the amendment filed on November 23, 2015, including that the Special Resolutions to be considered at the meeting of GTU Unitholders are the same Special Resolutions set forth on page 57 of the Original Offer and Circular and the Special Resolutions set forth in Appendix A to the Letter of Transmittal filed with the Original Offer and Circular.

2.              Disclosure indicates that “[i]f, at any time, on and after 4:00 p.m. (Toronto time) on December 7, 2015, the GTU Units held by Depositing GTU Unitholders constitute more than 50.1% of the outstanding GTU Units, the Offeror will utilize the power of attorney described in the Notice of Variation dated November 4, 2015 to execute the written resolution” to remove current GTU Trustees and replace such individuals with Sprott nominees.  Please advise us how this disclosure is consistent with disclosure in Amendment No. 45 to the Schedule TO filed on November 4, 2015, which indicates that the amended power of attorney is effective “from and after 5:00 p.m. (Toronto time)” on the Expiry Date.

The disclosure in Amendment No. 45 to the Schedule TO filed on November 4, 2015 indicated that the amended power of attorney would be effective “from and after 5:00 p.m. (Toronto time)” on November 19, 2015.  Pursuant to an Order of the Ontario Securities Commission dated November 19, 2015, this amended power of attorney cannot be used until the expiration of 15 days from the filing of Amendment No. 49 to the Schedule TO filed on November 20, 2015.  Accordingly, although the amended power of attorney is effective, due to the Order of the Ontario Securities Commission, the Offeror will not utilize such power of attorney for the purpose described in the question until on and after 4:00 p.m. on December 7, 2015.

3.              Disclosure indicates that “if the Special Resolutions are not approved at the anticipated meeting of GTU Unitholders, the Offeror will allow the Offer to expire and no Deposited GTU Units will be taken-up and paid for thereunder.”  With a view toward revised disclosure, please advise us whether you anticipate asserting conditions of the offer in order to allow the offer to expire without taking up and paying for tendered units promptly following expiration.

The Offeror does not anticipate asserting conditions of the Gold Offer in order to allow the Gold Offer to expire without taking up and paying for tendered units promptly following expiration.  Instead, the disclosure was meant to address the situation where the Special Resolutions were not approved at the anticipated meeting of GTU Unitholders, the conditions to the Gold Offer were not satisfied or waived and the Offeror was faced with the possibility of either extending the Gold Offer or allowing the Gold Offer to expire (with certain conditions thereto not having been satisfied or waived).  The Offeror confirms that if the Gold Offer expires and the conditions thereto have been satisfied or waived, applicable GTU Units will be taken up and paid for under the Gold Offer.

*  *  *

As previously disclosed, concurrently with the Offer, the Manager, Sprott Asset Management Silver Bid LP and Sprott Asset Management Silver Bid GP Inc. commenced an offer (the “Silver Offer”) to purchase all of the issued and outstanding units of Silver Bullion Trust, in exchange for units of Sprott Physical Silver Trust.  In connection with the Silver Offer, Sprott Physical Silver Trust filed the Notice of Variation mentioned above under Form F-10/A on November 23, 2015 (File No. 333-204467).  The foregoing responses also apply to the Silver Offer.

If you have any questions concerning the above, please do not hesitate to contact the undersigned at (212) 373-3434 or (212) 373-3024.

Sincerely,

/s/ Christopher J. Cummings	/s/ Edwin S. Maynard
Christopher J. Cummings	Edwin S. Maynard

cc:                                Arthur Einav
Sprott Inc.

Kirstin H. McTaggart

Sprott Asset Management LP

John J. Ciardullo and John R. Laffin

Stikeman Elliott LLP